UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

TTM TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

87305R109

(CUSIP Number)

No. 7 Dai Wang Street, Tai Po Industrial Estate,

Tai Po, New Territories, Hong Kong.

Phone: +852 2660 1929

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Denaro, Esq.

Milbank, Tweed Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, New York 10005

Phone: +1 212 530 5000

April 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Mr. TANG Hsiang Chien

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 27,561,874 Shares

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 27,561,874 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,987,384 Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.8%

14	Type of Reporting Person (See Instructions) IN; HC

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1	Names of Reporting Persons Su Sih (BVI) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,561,874 Shares

	8	Shared Voting Power None

	9	Sole Dispositive Power 27,561,874 Shares

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,561,874 Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 33.3%

14	Type of Reporting Person (See Instructions) CO, HC

3

1	Names of Reporting Persons Mr. TANG Ying Yen, Henry

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 27,561,874 Shares

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 27,561,874 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,574,490 Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.5%

14	Type of Reporting Person (See Instructions) IN; HC

4

1	Names of Reporting Persons Mein et Moi Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 27,561,874 Shares

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 27,561,874 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,574,490 Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.5%

14	Type of Reporting Person (See Instructions) IN; CO

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Item 1.	Security and Issuer.

This Amendment No. 3 amends the Schedule 13D filed on April 19, 2010, as amended by Amendment No. 2 to the Schedule 13D filed on May 27, 2010 (as amended, the “Prior Filing”) by the Reporting Persons (as defined below) relating to the common stock, par value $0.001 per share (the “Shares”), of TTM Technologies, Inc. (the “Company”) , a corporation organized under the laws of Delaware, whose corporate office is located at 1665 Scenic Avenue, Suite 250, Costa Mesa, California 92626.  Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

Item 2.	Identity and Background.

Item 2 of the Prior Filing is hereby amended and restated in its entirety as follows:

This Statement is being filed by (i) Mr. Tang Hsiang Chien, a citizen of Hong Kong Special Administrative Region of People’s Republic of China (“Mr. Hsiang Tang”), (ii) Su Sih (BVI) Limited, a company organized under the laws of the British Virgin Islands (“Su Sih”), (iii) Mr. Tang Ying Yen, Henry a citizen of Hong Kong Special Administrative Region of People’s Republic of China (“Mr. Henry Tang”) and (iv) Mein et Moi Limited, a company organized under the laws of the British Virgin Islands (“MML” and, together with Mr. Hsiang Tang, Mr. Henry Tang and Su Sih, each, a “Reporting Person” and collectively, the “Reporting Persons”).  Su Sih is a holding company controlled by Mr. Hsiang Tang, and MML is wholly-owned by Mr. Henry Tang.

The principal business address of Mr. Hsiang Tang is No. 7 Dai Wang Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong and Mr. Henry Tang is 31/F Peninsula Tower, 538 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong.  The correspondence address of Su Sih in Hong Kong is Room 2407, ING Tower, 308 Des Voeux Road, Central, Hong Kong and the correspondence address of MML is 1225 Prince’s Building, 10 Chater Road, Central, Hong Kong.  The names, business addresses, present principal occupations or employments and citizenship statuses of the executive officers and directors of Su Sih and MML are set forth on Schedules A and B, respectively, and are incorporated herein by reference.

During the last five years, none of Mr. Hsiang Tang, Mr. Henry Tang, Su Sih or MML, nor, to the best of their knowledge, any of the persons listed on Schedules A and B hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 11, 2014 (the “Relevant Date”), Mr. Hsiang Tang, in his capacity as trustee of Mein et Moi Trust (a discretionary trust), distributed 1,990 shares of Su Sih to MML.  MML and Mr. Henry Tang are eligible beneficiaries under the Mein et Moi Trust. MML is wholly-owned by Mr. Henry Tang.

Item 4.	Purpose of Transaction.

The first paragraph of Item 4 of the Prior Filing is hereby amended and restated in its entirety as follows:

Mr. Hsiang Tang, in his capacity as trustee of the Mein et Moi Trust, transferred 1,990 Su Sih shares to MML as a distribution under the Mein et Moi Trust.

As of the Relevant Date, the Reporting Persons beneficially own 33.3% of the total outstanding Shares.

The final paragraph of Item 4 of the Prior Filing is hereby amended and restated in its entirety as follows:

Except as set forth in this Statement, Mr. Hsiang Tang, Mr. Henry Tang, Su Sih and MML have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Following the distribution, Mr. Hsiang Tang and Mr. Henry Tang may from time to time review their investment and, subject to

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the approval of the other directors of Su Sih (as set forth in Schedule A hereto) and in accordance with the restrictions of the Shareholders Agreement dated as of April 9, 2010, as amended on September 14, 2012 (attached as Exhibit A hereto), decide (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Filing is hereby amended and restated in its entirety as follows:

The responses to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5. The information with respect to Shares that may be deemed to be beneficially owned by each director and officer of Su Sih and MML are set forth on Schedules C and D, respectively, hereto, which are incorporated herein by reference.

As of the Relevant Date, Su Sih beneficially owns 27,561,874 Shares.  Through his 83.4% ownership interest in Su Sih, Mr. Hsiang Tang is the beneficial owner of 22,987,384 of the Shares beneficially owned by Su Sih.  MML is an entity wholly-owned and controlled by Mr. Henry Tang. Through his ownership of MML, which has a 16.6% ownership interest in Su Sih, Mr. Henry Tang is the beneficial owner of 4,574,490 of the Shares beneficially owned by Su Sih.

Mr. Henry Tang was appointed as a director of Su Sih pursuant to a resolution of the directors of Su Sih dated August 20, 2013.  On August 27, 2013, the directors of Su Sih resolved to amend the Su Sih Articles of Association such that any acquisition by Su Sih of assets, or any sale, transfer, lease, exchange or other disposition of Su Sih assets must be approved by all Su Sih directors.  As a result of this amendment, all potential future dispositions of the Shares beneficially owned by Su Sih will require the approval of all Su Sih directors.  As of the Relevant Date, and as set forth in Schedule A hereto, the directors of Su Sih were Mr. Hsiang Tang, Mr. Henry Tang, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.

Except as disclosed in this Schedule 13D, none of Mr. Hsiang Tang, Mr. Henry Tang, Su Sih or MML, nor, to the best of their knowledge, any of the persons listed in Schedules A and B hereto, beneficially own any Shares or have the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of Mr. Hsiang Tang, Mr. Henry Tang, Su Sih or MML, nor, to the best of their knowledge, any of the persons listed in Schedules A and B hereto, presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of Mr. Hsiang Tang, Mr. Henry Tang, Su Sih or MML, nor, to the best of their knowledge, any of the persons listed in Schedules A and B hereto, have effected any transaction in the Shares during the past 60 days.

To the best knowledge of Mr. Hsiang Tang , Mr. Henry Tang, Su Sih and MML, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.

Schedules A and B attached to the Prior Filing shall be deleted in their entirety, and replaced with Schedules A, B, C and D attached to this Amendment No. 3.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Su Sih Articles of Association, as amended by director resolution on August 27, 2013, require that any acquisition by Su Sih of assets, or any sale, transfer, lease, exchange or other disposition of Su Sih assets must be approved by all Su Sih directors.  All potential future dispositions of the Shares beneficially owned by Su Sih will require the approval of all Su Sih

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directors set forth in Schedule A hereto.

The Shareholders Agreement, dated as of April 9, 2010 and originally filed as Exhibit B to the Schedule 13D filed on April 19, 2010, was amended on September 14, 2012 (such Shareholders Agreement and amendment are attached as Exhibit A hereto). In addition to the original parties to the Shareholders Agreement, Mr. Henry Tang is also subject to the Shareholders Agreement, as amended on September 14, 2012, which, among other conditions and restrictions, limits the number of Shares that Su Sih may beneficially own or control.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2014

TANG Hsiang Chien

/s/ TANG Hsiang Chien

Su Sih (BVI) Limited

	By:	/s/ TANG Ying Ming, Mai
	Name:	TANG Ying Ming, Mai
	Title:	Director

TANG Ying Yen, Henry

/s/ TANG Ying Yen, Henry

Mein et Moi Limited

	By:	/s/ TANG Ying Yen, Henry
	Name:	TANG Ying Yen, Henry
	Title:	Director

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SCHEDULE A

Directors and Executive Officers of Su Sih

Name	Position with Su Sih	Present Principal Occupation	Business Address	Citizenship

Mr. TANG Hsiang Chien	Director	Merchant	No. 7 Dai Wang Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	Hong Kong Special Administrative Region of People’s Republic of China

Mr. TANG Ying Yen, Henry	Director	Merchant	31/F Peninsula Tower, 538 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	Hong Kong Special Administrative Region of People’s Republic of China

Mr. TANG Chung Yen, Tom	Director	Merchant	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	Hong Kong Special Administrative Region of People’s Republic of China

Ms. TANG Ying Ming, Mai	Director	Merchant	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	United States of America and Hong Kong Special Administrative Region of People’s Republic of China

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SCHEDULE B

Directors and Executive Officers of MML

Name	Position with MML	Present Principal Occupation	Business Address	Citizenship

Mr. TANG Ying Yen, Henry	Director	Merchant	31/F Peninsula Tower, 538 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	Hong Kong Special Administrative Region of People’s Republic of China

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SCHEDULE C

Shares Beneficially Owned by the Directors and Executive Officers of Su Sih

	Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers

Mr. TANG Hsiang Chien	22,987,384	27.8%

Mr. TANG Ying Yen, Henry	4,574,490	5.5%

Mr. TANG Chung Yen, Tom	Nil

Ms. TANG Ying Ming, Mai	Nil

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Relevant Date or the number of restricted shares held by such person that will be vested within 60 days after the Relevant Date, as the case may be. The total number of Shares outstanding as of the Relevant Date is 82,669,108.

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SCHEDULE D

Shares Beneficially Owned by the Directors and Executive Officers of MML

	Shares Beneficially Owned (1)
	Number	%
Directors and Executive Officers

Mr. TANG Ying Yen, Henry	4,574,490	5.5%

(1) For each person included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of Shares outstanding and either the number of Shares underlying share options held by such person that are exercisable within 60 days after the Relevant Date or the number of restricted shares held by such person that will be vested within 60 days after the Relevant Date, as the case may be. The total number of Shares outstanding as of the Relevant Date is 82,669,108.

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EXHIBIT A

Shareholders Agreement, as amended on September 14, 2012

14

Exhibit A

Execution Version

SHAREHOLDERS AGREEMENT

between

TTM TECHNOLOGIES, INC.,

MEADVILLE HOLDINGS LIMITED,

SU SIH (BVI) LIMITED,

TANG HSIANG CHIEN,

TANG CHUNG YEN, TOM (solely for the purposes of Sections 2.1(g),

2.2(a), 2.2(e), 2.3, 5.1, 5.2, 5.3, 5.7, 5.10, 5.18 and 5.21)

and

TANG YING MING, MAI (solely for the purposes of Sections 2.1(g),

2.2(a), 2.2(e), 2.3, 5.1, 5.2, 5.3, 5.7, 5.10, 5.18 and 5.21)

Dated as of April 9, 2010

i

ii

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT dated April 9, 2010, among (i) TTM Technologies, Inc., a Delaware corporation (the “Company”), Meadville Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“Seller Parent”), (ii) Tang Hsiang Chien, an individual residing at Flat 6B, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong (“Mr. Tang”), (iii) Su Sih (BVI) Limited, a corporation organized under the laws of the British Virgin Islands (“SSL”) and wholly owned by Mr. Tang, (iv) Tang Chung Yen, Tom, an individual residing at House 58, Sunderland, 1 Hereford Road, Kowloon Tong, Kowloon, Hong Kong, and the son of Mr. Tang (“Tom Tang”), and (v) Tang Ying Ming, Mai, an individual residing at Flat B, 6th Floor, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong, and the daughter of Mr. Tang (“Mai Tang” and, together with Tom Tang, the “Tang Siblings”) (such Tang Siblings, solely for the purposes of Sections 2.1(g), 2.2(a), 2.2(e), 2.3 5.1, 5.2, 5.3, 5.7, 5.10, 5.18 and 5.21).

WITNESSETH:

WHEREAS, the Company and certain of its wholly owned Subsidiaries, Seller Parent, MTG Investment (BVI) Limited, a corporation organized under the laws of the British Virgin Islands (“Seller”) and a wholly owned Subsidiary of Seller Parent, and certain other parties have entered into a Stock Purchase Agreement dated November 16, 2009 (the “Stock Purchase Agreement”), pursuant to which, (i) on the date hereof (the “Closing Date”), Seller has sold and transferred to TTM Hong Kong Limited, a corporation organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Buyer” or “Asian Holdco”) and an indirect wholly owned Subsidiary of the Company, all of the issued and outstanding Capital Stock of each of: (i) MTG Management (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller, (ii) MTG PCB (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller, (iii) MTG (PCB) No. 2 (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller, and (iv) MTG Flex (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a direct wholly owned Subsidiary of Seller (each, a “Transferred Entity” and collectively, the “Transferred Entities”);

WHEREAS, as partial consideration for the purchase of the Transferred Entities, the Company has issued to Seller 36,334,000 shares of Company Common Stock, subject to adjustment pursuant to Section 2.6 of the Stock Purchase Agreement (the “Equity Consideration”), representing 45.7% of the outstanding Company Common Stock, assuming no additional new issuances, buy backs or cancellation of shares of the Company Common Stock outstanding from the date of the Stock Purchase Agreement;

WHEREAS, pursuant to the Stock Purchase Agreement, Seller Parent shall (A) in accordance with the terms described in the Circular and Applicable Law, distribute all or a portion of the Equity Consideration by way of dividend or other distribution from Seller Parent to its shareholders, with Mr. Tang (in his personal capacity and his capacity as the trustee of the Tang Family Trust) and TMIL directing the Company Common Stock entitled to be received by them from such distribution be transferred to and registered in the name of and distributed to SSL (the date of such distribution, the “Effective Date”) and (B) sell the remaining portion of the Equity Consideration (the “Sell-Down”) in accordance with the plan of distribution included as an exhibit to the Sell-Down Registration Rights Agreement (as defined in the Stock Purchase Agreement) and distribute the net cash proceeds therefrom to the shareholders of Seller Parent;

WHEREAS, pursuant to the distribution set forth in the immediately preceding recital, SSL is expected to hold of record, and Mr. Tang is expected to Beneficially Own, on the Effective Date, approximately 26,225,000 shares of the Company Common Stock, representing 33.0% of the Company’s outstanding Common Stock, assuming no new issuances (other than the Equity Consideration), buy backs or cancellation of shares of the Company Common Stock outstanding from the date of the Stock Purchase Agreement, together with such additional shares of outstanding Company Common Stock (the “Buy-In Shares”) (not to exceed 5,000,000 shares of Company Common Stock, representing 6.3% of the Company’s outstanding Common Stock, assuming no new issuances (other than the Equity Consideration), buy backs or cancellation of shares of the Company Common Stock outstanding from the date of the Stock Purchase Agreement (the “Maximum Buy-In Shares”)) the Principal Shareholders or their Affiliates may purchase in the Sell-Down, it being acknowledged that the number of shares set forth herein shall be adjusted in the same manner as the Equity Consideration is adjusted pursuant to Section 2.6 of the Stock Purchase Agreement; and

WHEREAS, the parties hereto desire to establish certain restrictions and limitations with respect to the shares of Company Common Stock to be Beneficially Owned by the Principal Shareholders and their respective Affiliates from and after the Closing Date, as well as certain restrictions and limitations on the Beneficial Ownership by the Principal Shareholders and their respective Affiliates of Capital Stock of the Company, and to further establish certain further arrangements with respect to voting and corporate governance matters involving the Company and certain of its Subsidiaries, all as hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual premises and of the covenants and undertakings hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.                                 Certain Defined Terms. As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, and, with respect to a natural Person, shall also include the spouse and minor children of such natural Person who share a household with such natural Person, together with any other Person controlled by them and any revocable trust settled by them or any trust of which such Person is a trustee.

“Agreement” means this Shareholders Agreement, as it hereafter may be amended, supplemented, restated or modified from time to time in accordance with Section 5.10 hereto.

“Applicable Law” means all domestic and foreign federal, state and local statutes, laws, ordinances, rules, administrative codes, administrative interpretations, regulations, orders, writs, injunctions, directives, judgments, decrees, policies, ordinances, decisions, guidelines and other requirements or stock exchange listing rules (including those of the Commission and any national securities exchange on which the Company Common Stock is listed for trading or included for quotation) applicable to any of the parties to this Agreement or any of their respective Affiliates (or their respective properties or assets).

“Asian PCB Entities” means any Transferred Entity, any Subsidiary of a Transferred Entity, and any other Subsidiary of the Company that conducts or is otherwise engaged (whether alone or together with other Subsidiaries) in Asia in the business of printed circuit boards.

“Beneficial Ownership” by a Person of any securities means ownership by any Person who directly, or indirectly through any contract, agreement, arrangement, understanding, plan, commitment, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct, influence or cause the voting, of such security, and/or (ii) dispositive power, which includes the power to dispose, or to direct, influence or cause the disposition, of such security; and the use in this Agreement of such term (and all correlative terms as referred to in the last sentence of this definition) shall be interpreted in accordance with Rule 13d-3 under the Exchange Act (irrespective of whether the right to acquire any securities, or any right thereto or interest therein, is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event, or any combination of the foregoing). The terms “Beneficial Owner,” “Beneficially Own” and “Beneficially Owned” shall have meanings correlative to “Beneficial Ownership.”

“Board” means the Board of Directors of the Company, as the same on the Closing Date, or at any time thereafter, is constituted in accordance with Applicable Law, the Certificate of Incorporation and the Bylaws.

“Business Combination” means (A) any form of business combination or similar transaction involving the Company or any Affiliate thereof, including, without limitation, a merger, amalgamation, sale, acquisition, joint venture, consolidation, direct share exchange or tender or exchange offer, (B) any form of restructuring, reorganization, recapitalization or similar transaction with respect to the Company or any Affiliate thereof, and (C) any acquisition, sale, disposition, lease, distribution, encumbrance, mortgage, pledge, liquidation or exchange of the assets of the Company or any Affiliate thereof comprising a line of business, business segment or division or going concern; in the case of clauses (A) and (B) above, irrespective of whether the Company or any Affiliate of the Company is the surviving or resulting entity of any such transaction and irrespective of whether any Capital Stock of the Company or any Affiliate of the Company is converted into or exchanged for cash, securities or any other property in any such transaction.

“Business Day” means any day that is either not (i) a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City or (ii) a Saturday, a Sunday or other day on which banks in Hong Kong are not open for general banking business, or a day on which a tropical cyclone warning No. 8 or above or a “black rainstorm warning signal” is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.

“Buyer Benefit and Compensation Arrangement” shall have the meaning given to such term in the Stock Purchase Agreement.

“Bylaws” means the Second Amended and Restated Bylaws of the Company, as in effect immediately following the Closing Date and as the same thereafter may be amended, supplemented, restated or otherwise modified from time to time.

“Capital Stock” means, with respect to any Person at any time, any and all shares, equity interests, rights to share in capital surplus or profits or receive a distribution of assets upon liquidation or dissolution, or other equivalents (however designated or classified, whether voting or non-voting) of capital stock, partnership interests (whether general or limited), limited liability company interests or units, member interests or equivalent ownership interests in or issued by such Person, and any and all warrants, options or other securities exercisable or exchangeable for, or convertible into, any of the foregoing.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as in effect immediately following the Closing Date and as the same thereafter may be amended, supplemented, restated or otherwise modified from time to time.

“Change of Control Event” means the occurrence of the following event:

(i)                                     any Person (other than the Principal Shareholders or their respective Affiliates) or a Group (whose members do not include any Principal Shareholders or any of their respective Affiliates) is or becomes the Beneficial Owner, directly or indirectly, of 35% or more of the Voting Securities of the Company; and

(ii)                                  such Person or Group uses the votes attached to its Voting Securities to cause the individuals who on the date hereof constituted the Board, together with any Directors whose nomination by the Board was approved by a vote of either a majority of the Directors on the date hereof or by a majority of the then Directors whose nomination was previously so approved, to cease to constitute a majority of the board of directors of the Company; and

(iii)                               the Principal Shareholders shall have voted the Voting Securities Beneficially Owned by them (to the extent permitted under this Agreement) against any transaction or approval brought before the holders of Company Common Stock pursuant to which such Person or Group acquired Beneficial Ownership of 35% or more of the Voting Securities of the Company or (to the extent permitted under this Agreement) against the election of any Director proposed or nominated by such Person or Group.

“Closing Period” means the period commencing on the Closing Date and expiring upon the distribution of Company Common Stock on the Effective Date.

“Commission” means the United States Securities and Exchange Commission.

“Company Common Stock” means the shares of common stock, $0.001 par value per share, of the Company, and any securities (or rights thereto or interests therein) issued in respect thereof, or in substitution therefor, pursuant to any stock split, dividend, subdivision or combination, or pursuant to any reclassification, recapitalization, reorganization, merger, consolidation, share exchange or other similar transaction involving the Company and authorized and approved by the Board.

“control” (including the correlative terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession directly, or indirectly through the ownership of voting securities, as trustee or executor, by contract, or by any other means whatsoever, of the power to direct or cause the direction of the policies or management of a Person; provided, that with respect to any Person who is a natural Person, the following Persons (to the extent there is no agreement, plan, understanding or arrangement in effect that evidences or contemplates a control relationship) shall be deemed not to be controlled by such Person: (i) a parent of such natural Person, (ii) a sibling of such natural Person, (iii) an adult child not sharing a residence with such natural Person and (iv) an entity (x) for which such natural Person serves solely as a director and not as an officer or employee and (y) in which such natural Person Beneficially Owns less than 10% of any class of voting equity securities.

“Credit Agreement” means the credit agreement dated November 16, 2009 between (i) Meadville Enterprises (HK) Limited, Mica-Ava China Limited, Oriental Printed Circuits Limited, MTG (PCB) No.2 (BVI) Limited and OPC Manufacturing Limited as borrowers; (ii) the parties named therein as the original guarantors; (iii) The Hongkong and Shanghai Banking Corporation Limited as coordinator; (iv) the financial institutions named therein as the original lenders; (v) Citic Ka Wah Bank Limited named therein as the issuing bank; (vi) The Hongkong and Shanghai Banking Corporation Limited Company named therein as the facility agent; (vii) Hang Seng Bank Limited named therein as the security trustee; (viii) Standard Chartered Bank (Hong Kong) Limited named therein as security agent; and (ix) The Hongkong and Shanghai Banking Corporation Limited named therein as the factoring agent in relation to a US$582,500,000 credit facility.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Director” means any member of the Board (other than any advisory, honorary or other non-voting member of, or Person with observer rights in respect of, the Board), and any reference in this Agreement to “a majority of the Directors” means a majority of the Directors assuming that there are no vacancies or unfilled directorships on the Board.

“Effective Period” means all times from and after the Closing Date until the termination of this Agreement as provided in Section 5.4.

“Equity Rights” shall have the meaning given to such term in the Stock Purchase Agreement.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder from time to time (or under any successor statute).

“Group” has the meaning assigned to it in Section 13(d)(3) of the Exchange Act.

“Lock-Up Period” means the period beginning on the Effective Date and ending on the 18-month anniversary thereof.

“Maximum Unrestricted Voting Percentage” means, on any date, with respect to the Principal Shareholders and their respective Affiliates, shares of Company Common Stock having 23% of the Total Voting Power.

“Organizational Documents” means, with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and bylaws or bye-laws, as the case may be; with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and with respect to any other Person, its comparable organizational and constituent documents, in each case, as the same may be amended or restated.

“Outside Directors” shall mean the “Outside Directors” (as defined in the Special Security Agreement) who are approved by U.S. Defense Security Service as satisfying the appropriate U.S. DoD personnel security requirements and the applicable provisions of the Special Security Agreement, are members of the Government Security Committee of the Board, and whose appointments to the Board are required by the terms of the Special Security Agreement. For the avoidance of doubt, Outside Directors shall in no event include Directors whose service on the Board commenced prior to the date of the Special Security Agreement, or any successor to such Directors

“Percentage Ownership Cap” means, on any date, with respect to the Principal Shareholders and their respective Affiliates, a percentage represented by the fraction, (i) the numerator of which is the sum of (x) the number of shares of the Company Common Stock Beneficially Owned by the Principal Shareholders on the Closing Date; and (y) the number of Buy-In Shares acquired by the Principal Shareholders in the Sell-Down; and (ii) the denominator of which shall be the total number of shares of the Company Common Stock outstanding on the Closing Date.

“Person” means any individual, corporation, limited liability company, limited or general partnership, association, joint-stock company, trust, unincorporated organization, other entity, or government or any agency or political subdivision thereof.

“Principal Shareholders” means, on any date, Mr. Tang, and (i) any other Affiliate of Mr. Tang or (i) any of the Tang Siblings or their respective Affiliates, in each case which is a holder of record of Company Common Stock from time to time and becomes a party to this Agreement pursuant to Section 3.2 (g) including, on the Effective Date, SSL.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder from time to time (or any successor statute).

“Sell-Down Registration Rights Agreement” has the meaning given to such term in the Stock Purchase Agreement.

“Seller Parent Shares” means the shares of par value of HK$0.01 each in the share capital of Seller Parent.

“Special Security Agreement” means the Special Security Agreement to be entered into by and among Mr. Tang, SSL, the Company and the U.S. DoD, and any agreement that may be entered into to replace, modify or amend such agreement as required by the U.S. DoD.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person, do not represent a majority of the voting or equivalent interests in such partnership), or (ii) (x) a majority of the Capital Stock of which is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries or (y) the Capital Stock of which is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries and have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

“Tang Family Trust” means The Mein et Moi Trust, a discretionary trust established under the laws of the Island of Jersey, which Mr. Tang is the sole trustee thereof.

“Third Party Tender Offer” means a bona fide offer commenced and conducted in accordance with Regulation 14D or 14E under the Exchange Act, by a Person (other than a Principal Shareholder or any of its Affiliates, or the Company or any of its Affiliates, or any Group that includes as a member thereof a Principal Shareholder or any of its Affiliates) to purchase or exchange for cash, securities and/or any other property all of the then outstanding Company Common Stock.

“TMIL” means Top Mix Investments Limited, a corporation organized under the laws of the British Virgin Islands.

“Total Voting Power” means, on any date, the total number of votes represented by, and entitled to be cast by holders of, outstanding Voting Securities determined in accordance with Section 5.20.

“Transfer” (including the correlative terms “Transferring,” “Transferee” and “Transferred”) means the direct or indirect sale, transfer, assignment, pledge, conveyance, encumbrance, hypothecation or other disposition (whether by operation of law, by means of foreclosure or otherwise, whether or not for consideration, and whether voluntarily or involuntarily), or the entry into any contract, agreement, arrangement, understanding, plan, commitment or relationship with respect to the sale, transfer, assignment, pledge, conveyance, encumbrance, hypothecation or other disposition (whether by operation of law or otherwise, whether or not for consideration and whether voluntarily or involuntarily), of any Capital Stock of the Company or any interest in or right to any Capital Stock of the Company; provided, that for purposes of this Agreement, the term Transfer also shall include the transfer (including, without limitation, by way of sale, disposition or any other means) to a third party of an Affiliate of any Principal Shareholder, or of such Principal Shareholder’s interest in an Affiliate, which Beneficially Owns Company Common Stock, resulting in such Affiliate ceasing to be an Affiliate of any of the Principal Shareholders.

“U.S. DoD” means the United States Department of Defense.

“Voting Securities” means, on any date, the total number of shares of all classes and series of Capital Stock of the Company which are entitled to vote on any Company matter (other than solely on matters of class rights), whether pursuant to Applicable Law, the Certificate of Incorporation, the Bylaws or any other instrument or agreement, including all securities convertible into, or exercisable or exchangeable for, such shares of such Capital Stock.

Section 1.2.                                 Other Defined Terms. The following terms shall have the meanings defined for such terms in this Agreement in the Sections set forth below:

TERM	SECTION

Acquire	Section 2.1(a)
Asian Holdco	Preamble
Asian PCB Nominee	Section 4.3(b)
Asian PCB Nominees	Section 4.3(b)
Board Asian Holdco Nominee	Section 4.3(a)
Board Asian Holdco Nominees	Section 4.3(a)
Buyer	Preamble
Closing Date	Preamble
Company	Preamble
Competing Activity	Section 5.2
Effective Date	Preamble
Equity Awards	Section 2.1(e)
Equity Consideration	Preamble
Key Employees	Section 4.3(g)(i)
Mai Tang	Preamble
Manager	Section 5.3
Mr. Tang	Preamble
Post-Closing Dividends	Section 2.1(f)
Prohibited Actions	Section 2.2(a)

TERM	SECTION

Sell-Down	Preamble
Seller	Preamble
Seller Parent	Preamble
Seller Party Group	Section 5.2(a)
Shareholder Asian Holdco Nominee	Section 4.3(a)
Shareholder Asian Holdco Nominees	Section 4.3(a)
Shareholder Nominee	Section 4.1(a)
SSL	Preamble
Stock Purchase Agreement	Preamble
Tang Siblings	Preamble
Tom Tang	Preamble
Transferred Entities	Preamble
Transferred Entity	Preamble

Section 1.3.                                 Other Definitional Provisions. Unless the express context otherwise requires:

(a)                                 the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)                                 the terms defined in the singular have a comparable meaning when used in the plural and vice versa;

(c)                                  the terms “Dollars” and “$” mean United States Dollars;

(d)                                 references in this Agreement to a specific Section, Clause or Schedule shall refer, respectively, to Sections, Clauses or Schedules of this Agreement;

(e)                                  wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; and

(f)                                   references in this Agreement to either gender includes the other gender.

ARTICLE II
SHARE OWNERSHIP

Section 2.1.                                 Acquisition of Additional Securities.

(a)                                 Subject to the other provisions of this Section 2.1, each Principal Shareholder undertakes, covenants and agrees with the Company that, without the prior written approval of the Board, during the Effective Period, the Principal Shareholders shall not, directly or indirectly, and they shall not permit any of their respective Affiliates, directly or indirectly, to acquire, or offer, propose or agree to acquire, whether by means of open market purchase, privately negotiated purchase, tender or exchange offer, through the acquisition of control of another Person (whether by way of merger, consolidation, share exchange or otherwise), by becoming a member of or joining a Group, or otherwise, Beneficial Ownership (hereinafter, “Acquire”) of:

(i)                                     any shares of Company Common Stock, if any such shares so Acquired, when aggregated with all other shares of Company Common Stock then Beneficially Owned by the Principal Shareholders and their respective Affiliates, would cause the Beneficial Ownership of Company Common Stock by the Principal Shareholders and their respective Affiliates to exceed the Percentage Ownership Cap; and

(ii)                                  any Capital Stock of the Company not constituting Company Common Stock (excluding Equity Rights permitted to be Acquired by any employee or director of the Company pursuant to Section 2.1(e) or (g)(ii) below).

(b)                                 If at any time during the Effective Period, the Company engages in any open market share repurchase program (including any such program conducted in accordance with Rule 10b5-1, Rule 10b-18 and Regulation M under the Exchange Act) or commences and conducts an issuer self-tender offer or otherwise engages in any other transaction pursuant to which any Capital Stock of the Company ceases to be outstanding, and as a result of which the Beneficial Ownership of Company Common Stock by the Principal Shareholders and their respective Affiliates exceeds the Percentage Ownership Cap, no such Principal Shareholder shall be, or be deemed, in violation of Section 2.1(a), or required to Transfer any Company Common Stock as a result thereof.

(c)                                  The parties hereto acknowledge and agree that no Principal Shareholder shall be, or be deemed, in violation of Section 2.1(a) or required to Transfer any Company Common Stock as a result thereof, to the extent any shares of Capital Stock of the Company are Acquired by any of the Principal Shareholders or their respective Affiliates pursuant to a dividend or other distribution of such securities (including any issuance in connection with a shareholder rights plan or any rights offering of securities made to the Company’s then existing shareholders) approved by the Board and made by the Company on a pro rata basis to (i) all holders of Company Common Stock or (ii) all holders of Company Common Stock not prohibited by Applicable Law from participation therein.

(d)                                 Without limiting the generality of Section 2.1(a) of this Agreement, all Capital Stock of the Company Beneficially Owned by the Principal Shareholders (to the extent Acquired as described in Section 2.1(c)) and their respective Affiliates during the Effective Period shall be subject to all of the prohibitions and restrictions contained in this Agreement.

(e)                                  Notwithstanding the foregoing, this Section 2.1 shall not prohibit any individual Affiliate of the Principal Shareholders who is an employee of the Company or any of its Subsidiaries from receiving any grants of any Equity Rights (including restricted stock units, restricted stock or stock options) from the Company, or from Acquiring any Company Common Stock upon the vesting or exercise of such Equity Rights, provided that such Equity Rights or Company Common Stock were issued under a Buyer Benefit and Compensation Arrangement in the ordinary course of business as part of the compensation of such individual employee. Any Equity Rights or Company Common Stock Acquired by any individual Affiliate of the Principal

Shareholders in accordance with this Section 2.1(e) shall not be counted towards the calculation of the Percentage Ownership Cap of the Principal Shareholders for purposes of Section 2.1(a).

(f)                                   Notwithstanding the foregoing, the prohibitions set forth in this Section 2.1 shall not be deemed to be violated by (i) Seller Parent holding shares of the Company Common Stock comprising the Equity Consideration (including, if applicable, any dividends or other distributions made by the Company in respect of the Equity Consideration after the Closing Date which are received by Seller Parent (collectively, “Post-Closing Dividends”)) from the Closing Date until the Effective Date, or by the Seller Parent holding shares of Company Common Stock which (together with the Principal Shareholders and their respective Affiliates) aggregate greater than the Percentage Ownership Cap after the Effective Date, provided that all such shares of Company Common Stock held by the Seller Parent are to be sold in the Sell-Down; or (ii) the Acquisition by the Principal Shareholders or any of their respective Affiliates of up to the Maximum Buy-In Shares from Seller Parent (or underwriters or placement agents acquiring such Company Common Stock from Seller Parent for purposes of distribution ) in any transactions contemplated in the Sell-Down Registration Rights Agreement, provided that any such Affiliate which prior to such time is not a Principal Shareholder, becomes a Principal Shareholder in accordance with Section 3.2(g) at or prior to the time of such Acquisition.

(g)                                  Each Tang Sibling undertakes, covenants and agrees with the Company that, without the prior written approval of the Board, during the Effective Period, the Tang Siblings shall not, directly or indirectly, and they shall not permit any of their respective Affiliates, directly or indirectly, to Acquire any shares of Capital Stock of the Company, except (i) in connection with any Transfer effected in accordance with Section 3.2(g); (ii) in connection with the receipt of any grants of any Equity Rights (including restricted stock units, restricted stock or stock options) from the Company, or from Acquiring any Company Common Stock upon the vesting or exercise of such Equity Rights, provided that such Equity Rights or Company Common Stock were issued under a Buyer Benefit and Compensation Arrangement in the ordinary course of business as part of the compensation of such Tang Sibling as an employee or as a director of the Company or any of its Subsidiaries; or (iii) any other Acquisition of shares of Capital Stock of the Company provided that at or prior to the time of such Acquisition, such Tang Sibling becomes a Principal Shareholder in accordance with Section 3.2(g), so long as such acquisition does not cause any Principal Shareholder or their Affiliates to breach Section 2.1(a) through (f) of this Agreement.

(h)                                 Any Company Common Stock Acquired by a Tang Sibling in accordance with Section 2.1(g)(i) or (iii) shall be counted towards the calculation of the Percentage Ownership Cap of the Principal Shareholders for purposes of Section 2.1(a). Any Equity Rights or Company Common Stock Acquired by a Tang Sibling in accordance with Section 2.1(g)(ii) shall not be counted towards the calculation of the Percentage Ownership Cap of the Principal Shareholders for purposes of Section 2.1(a).

Section 2.2.                                 Prohibition of Certain Actions.

(a)                                 Except as otherwise expressly permitted or required by this Agreement (including Article IV), during the Effective Period, the Principal Shareholders and the Tang Siblings shall not directly, or indirectly through one or more intermediaries or otherwise, and shall cause each of their respective Affiliates not to directly, or indirectly through one or more intermediaries or otherwise (each of the actions referred to in or contemplated by the following provisions of this Section 2.2(a) being hereafter referred to as “Prohibited Actions”):

(i)                                     initiate, make, propose or in any way participate in, or induce, facilitate or encourage any other Person to initiate, make, propose or in any way participate in, any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) or consents or authorizations with respect to any Voting Securities, whether subject to or exempt from Regulation 14A under the Exchange Act, or advise, encourage or influence any Person (other than any other Principal Shareholder or its Affiliates) with respect to the voting of any Voting Securities;

(ii)                                  vote with respect to any proposal made or submitted by any Person (including any proposal of the type contemplated by Rule 14a-8 under the Exchange Act, as the same hereafter may be amended, and whether precatory or binding) that relates to the adoption, modification or repeal of any anti-takeover or “shark repellent” provision set forth on Schedule 2.2(a)(ii) hereto;

(iii)                               submit to the Company or the Board any proposal or offer with respect to, or otherwise initiate, make or propose, any Business Combination, to the extent that such proposal or offer is made public by or on behalf of the Principal Shareholders or its Affiliates, or is required to be publicly disclosed under Applicable Law (including through filings under Section 13(d) or (g), or Section 16 of the Exchange Act (or successor provisions)), or induce, facilitate or encourage any Person (other than any other Principal Shareholder or its Affiliates) to initiate, make or propose any Business Combination;

(iv)                              vote with respect to any Business Combination;

(v)                                 vote in the election of any Director or seek to vote to remove any Director (except with respect to the Shareholder Nominee);

(vi)                              form, join or in any way participate in, or induce, facilitate or encourage the formation of, any Group (other than a Group consisting solely of Principal Shareholders and their respective Affiliates that is formed for purposes not in violation of Section 2.1(a) or any other provision of this Agreement), including, without limitation, for the purposes of matters set forth in this Section 2.2(a), or otherwise enter into any contract, agreement, arrangement, understanding, or plan, commitment or relationship with any Person (including acting as a joint or co-bidder with another party) to take any of the actions or matters referred to in this Section 2.2(a), or vote (or cause to be voted) any Voting Securities Beneficially Owned by them “for” (or execute and deliver or cause to be executed and delivered consents in respect of any Voting Securities Beneficially Owned by them with respect to) any of the actions or matters referred to in this Section 2.2(a); or

(vii)                           publicly announce, make any filing under the Exchange Act (except filings relating solely to the disclosure of Beneficial Ownership of the Principal Shareholders and their respective Affiliates, or the pecuniary interest of the Principal Shareholders and their respective Affiliates in, Capital Stock of the Company, including filings under Sections 13(d) or (g) and Section 16 under the Exchange Act (or successor provisions)) or disclose any expression of interest, term sheet, offer, proposal or other written communication regarding any of the matters referred to in this Section 2.2(a).

(b)                                 Nothing in this Section 2.2 shall limit the ability of (i) any Shareholder Nominee to initiate, make or propose any matter to the Board, or to vote or abstain from voting on any such matter, in each case solely in his or her capacity as a Director, or to participate in deliberations of the Board (or in any such case, any committee thereof to the extent appointed thereto) in such a manner as is consistent with such Director’s fiduciary duties under Applicable Law, (ii) any Shareholder Asian Holdco Nominee to initiate, make or propose any matter to the board of Asian Holdco, or to vote or abstain from voting on any such matter, in each case solely in his or her capacity as a director of Asian Holdco, or to participate in deliberations of the board of Asian Holdco (or in any such case, any committee thereof to the extent appointed thereto) in such a manner as is consistent with such director’s fiduciary duties under Applicable Law or (iii) any Asian PCB Nominee to initiate, make or propose any matter to the board of the applicable Asian PCB Entity, or to vote or abstain from voting on any such matter, in each case solely in his or her capacity as a director of the applicable Asian PCB Entity, or to participate in deliberations of the board of such applicable Asian PCB Entity (or in any such case, any committee thereof to the extent appointed thereto) in such a manner as is consistent with such director’s fiduciary duties under Applicable Law.

(c)                                  Nothing in this Section 2.2 shall limit the ability of the Principal Shareholders and their respective Affiliates to Transfer Capital Stock of the Company Beneficially Owned by such Principal Shareholders or their respective Affiliates in accordance with and pursuant to a Third Party Tender Offer or participate in any Business Combination; provided that (i) such Third Party Tender Offer or such Business Combination (as the case may be) has been approved or recommended by a majority of the Directors and (ii) such Transfer of Capital Stock of the Company is made in accordance with and pursuant to such Third Party Tender Offer or such Business Combination (as the case may be).

(d)                                 Each Principal Shareholder agrees that he or it shall be jointly and severally liable for any breach of this Agreement by any of his or its controlled Affiliates.

(e)                                  Each Principal Shareholder and Tang Sibling undertakes that, without limiting the express language of any provision of this Agreement, he, she or it will not at any time enter into any plan, scheme, contract, agreement or other arrangement for the purpose of evading the restrictions and prohibitions to which he, she or it and their Affiliates are subject in this Agreement.

Section 2.3.                                 Special Security Agreement.

(a)                                 Except as expressly provided in the last sentence of this Section 2.3(a), for as long as the Parties are subject to the Special Security Agreement, the Principal Shareholders and the Tang Siblings (i) shall not directly, or indirectly through one or more intermediaries or otherwise, vote in the election of any Outside Director or seek to vote to remove any Outside Director and (ii) shall cause each of their respective Affiliates not to directly, or indirectly through one or more intermediaries or otherwise, vote in the election of any Outside Director or seek to remove any Outside Director. In the case of non-plurality voting in the election of the Outside Directors, the Principal Shareholders shall, and shall cause each of their respective Affiliates to, vote or, to the extent applicable, act, by written consent with respect of all of the Voting Securities Beneficially Owned by them in direct proportion to the votes cast or written consents delivered by all other holders of Voting Securities with respect to each such Outside Director.

(b)                                 The obligations of the Principal Shareholders and the Tang Siblings under this Section 2.3 shall terminate upon the termination of the Special Security Agreement.

ARTICLE III
TRANSFER RESTRICTIONS

Section 3.1.                                  General Transfer Restrictions. The right of the Principal Shareholders and their respective Affiliates to Transfer any Capital Stock of the Company Beneficially Owned by them is subject to the restrictions set forth in this Article III. No Transfer by the Principal Shareholders or any of their respective Affiliates of any Capital Stock of the Company Beneficially Owned by them shall be effected except in compliance with this Article III. Any attempted Transfer in violation of this Agreement shall be of no effect and shall be null and void, regardless of whether the purported Transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and such purported Transfer shall not be recorded on the stock transfer books of the Company.

Section 3.2.                                  Specific Restrictions on Transfer.

(a)                                  During the Lock-Up Period, the Principal Shareholders shall not, and shall not permit any of their respective Affiliates to, Transfer any Capital Stock of the Company Beneficially Owned by them; provided, that the foregoing restriction shall not be applicable to Transfers:

(i)                                     to one or more Principal Shareholders or their respective Affiliates;

(ii)                                  pursuant to transactions expressly permitted by Section 2.2(c) hereof;

(iii)                               to the Company or any of its Subsidiaries, including pursuant to any open market share repurchase program or an issuer self-tender offer or any other transaction pursuant to which any Capital Stock of the Company is Acquired by the Company or any of its Subsidiaries or any plan or trust or similar Buyer Benefit and Compensation Arrangement in respect of which voting is controlled by the Company or any of its Subsidiaries; or

(iv)                              pursuant to transactions approved in advance by the Board.

(b)                                 From and after the expiration of the Lock-Up Period, the Principal Shareholders and their respective Affiliates shall be permitted to Transfer any Capital Stock of the Company Beneficially Owned by them (i) to any Person, or Persons acting in a Group (whose members do not include any Principal Shareholders or any of their respective Affiliates), who after consummation of such Transfer, to the actual knowledge of the Principal Shareholders, would not have Beneficial Ownership in the aggregate of more than 9.9% of the outstanding shares of Company Common Stock, provided that such Transfer(s) shall be made in compliance with Applicable Law, or (ii) pursuant to transactions set forth in Section 3.2(a)(i) through (iv).

(c)                                  The Principal Shareholders shall not, and shall not permit any of their respective Affiliates to, Transfer any Capital Stock of the Company Beneficially Owned by them if, as a result of such Transfer, the Company would no longer be in compliance with clause 23.16(c) of the Credit Agreement (it being hereby acknowledged and agreed that the reference to clause 23.16(c) is intended to refer to the covenant contained therein relating to minimum Beneficial Ownership by the Principal Shareholders and their respective Affiliates as existing on the Effective Date); provided, that the restriction in this Section 3.2(c) shall no longer apply on the earliest to occur of (i) the date on which the outstanding loan under the Credit Agreement is repaid in full, discharged, satisfied or refinanced, (ii) upon the expiration of the Credit Agreement or (iii) the Final Maturity Date (as defined in the Credit Agreement).

(d)                                 During the Lock-Up Period, the Principal Shareholders shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, loan or permit to be loaned any Capital Stock of the Company Beneficially Owned by them or any voting rights therein (other than proxies, powers of attorney and appointment of corporate representatives enabling any of them to vote on matters on which they are permitted to vote hereunder).

(e)                                  The Principal Shareholders shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, effect any Transfer of economic rights in any Voting Securities Beneficially Owned by them without also Transferring in the same transaction to the same Person the voting rights associated with such Voting Securities or effect any Transfer of voting rights in any Voting Securities Beneficially Owned by them without also Transferring in the same transaction to the same Person the economic rights associated with Voting Securities.

(f)                                   Notwithstanding anything to the contrary in Section 3.2, the Principal Shareholders shall be permitted to Transfer any Voting Securities Beneficially Owned by them into a trust where the beneficiaries consist solely of the Principal Shareholders, any of their respective Affiliates, and/or any family members and/or lineal descendants of the Principal Shareholders and/or any of their respective Affiliates and/or for charitable purposes, and to the estate of a Principal Shareholder upon the death of such Principal Shareholder, provided that the executor of the estate of such Principal Shareholder as a Transferee executes a counterpart signature page to this Agreement stating that with respect to such estate, it agrees to be bound by all of the obligations of a Principal Shareholder under this Agreement.

(g)                                  (A) Prior to the Transfer of any Voting Securities to any Principal Shareholder or Affiliate of a Principal Shareholder to the extent permitted by this Agreement, or to any trust or estate to the extent permitted by Section 3.2(f), such Transferee (which, in the case of a trust, shall mean the trustee of such trust in such capacity and in the case of an estate of a Principal Shareholder, shall mean the executor of such estate) shall, and the Principal Shareholder effecting such Transfer shall cause such Transferee to; and (B) each Principal Shareholder shall cause each Affiliate of such Principal Shareholder that Acquires shares of Company Common Stock pursuant to Section 2.1(f)(ii), prior to such Acquisition, to; and (C)

each Tang Sibling that Acquires shares of Company Common Stock pursuant to 2.1(g)(iii), shall, prior to such Acquisition, (i) execute a counterpart signature page to this Agreement stating that with respect to such Transferee, Affiliate or Tang Sibling (as applicable), it agrees to be bound by all of the obligations of a Principal Shareholder under this Agreement, and (ii) such Transferee, Affiliate or Tang Sibling (as applicable) shall, and (in the case of clause (A) above, the Principal Shareholder effecting such Transfer shall cause such Transferee to), represent and warrant to the Company that (i) such Transferee, Affiliate or Tang Sibling (as applicable) has the requisite capacity and authority to execute the aforesaid counterpart signature page and thereby become legally bound by the terms of this Agreement, (ii) the restrictions and limitations in this Agreement thereby are enforceable against such Transferee, Affiliate or Tang Sibling (as applicable) (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles), (iii) such Transferee, Affiliate or Tang Sibling (as applicable) is not a party to any proxy, voting trust or other agreement that is inconsistent with or conflicts with any provision of this Agreement and (iv) if such Transferee or Affiliate is not a natural Person, that the execution, delivery and performance by such Transferee or Affiliate of its respective obligations under this Agreement do not conflict with or violate any provision of the Organizational Documents of such Transferee or Affiliate.

(h)                                 The Company shall make a notation on its records or give instructions to any transfer agents or registrars for the Capital Stock of the Company in order to implement the restrictions on Transfer set forth in this Agreement and shall ensure such notation is amended or removed to reflect, at any time, the restrictions as applicable at such time.

Section 3.3.                                 Other Capital Stock. In the event the Company declares a dividend or other distribution payable in Capital Stock of the Company, any Transfer of such Capital Stock Beneficially Owned by any Principal Shareholder or any of its Affiliates shall be governed by this Article III.

Section 3.4.                                 Distribution of Company Common Stock. Notwithstanding any other provision of this Agreement, nothing in this Agreement shall:

(a)                                 restrict or prevent Seller Parent, during the Closing Period or at any time thereafter, from distributing or otherwise Transferring by way of dividend or other distribution (i) any Equity Consideration (including, if applicable, any Post-Closing Dividends) to any holder of Seller Parent Shares; and (ii) pursuant to a transaction contemplated by the Sell-Down Registration Rights Agreement;

(b)                                 require any Principal Shareholder to comply with Section 3.2 with respect to the Transfer by Seller Parent of the Equity Consideration (including, if applicable, any Post-Closing Dividends), by way of (i) dividend or other distribution of any Company Common Stock to its shareholders, including the Transfer of Company Common Stock to SSL, with Mr. Tang (in his personal capacity and his capacity as the trustee of the Tang Family Trust) and TMIL directing the Company Common Stock entitled to be received by them from such distribution to be issued and registered in the name of SSL and (ii) subject to the election of each shareholder of Seller Parent, the sale of the remaining portion of the Equity Consideration (including, if applicable, any Post-Closing Dividends) in accordance with the plan of distribution set forth as an exhibit to the Sell-Down Registration Rights Agreement and the distribution of the net cash proceeds thereof to the shareholders of Seller Parent on the record date for such dividend or other distribution; and

(c)                                  cause any Principal Shareholder or its Affiliates to be in breach of this Agreement merely by effecting the transactions described and contemplated under the Circular of Seller Parent to be distributed to the shareholders of Seller Parent in accordance with the listing rules of The Stock Exchange of Hong Kong Limited, including the transactions described therein.

Notwithstanding anything to the contrary set forth herein, no voting restrictions contained in this Agreement (including Section 2.2 and Section 4.5) shall apply to shares of the Company Common Stock that are distributed to shareholders of Seller Parent who are not Principal Shareholders or their respective Affiliates, unless and until such shares of Company Common Stock are acquired by the Principal Shareholders or any of their respective Affiliates.

ARTICLE IV
CORPORATE GOVERNANCE

Section 4.1. Company Board Representation.

(a)                                 On the Closing Date, the Board shall increase the total number of Directors constituting the Board and enlarge by one Director the class of Directors whose terms expire in 2010, and shall promptly elect Mr. Tang Chung Yen, Tom (such individual and any replacement or substitute individual that may be nominated by the Principal Shareholders pursuant to this Section 4.1, the “Shareholder Nominee”) as a Director to fill the vacancy created by such increase. To the extent nominations are to be made or instructions are to be provided by the Principal Shareholders under this Agreement, the Principal Shareholders agree to provide such nominations or instructions jointly. In addition to the foregoing, the Board shall also increase the total number of Directors by such number as required under the Special Security Agreement, with such additional vacancies reserved for the Outside Directors to be selected in accordance with and pursuant to the terms of the Special Security Agreement; provided, however, that upon the time that the Special Security Agreement is terminated or is no longer in effect, the Board shall decrease the total number of Directors by the same number and remove the Outside Directors from the Board.

(b)                                 During the Effective Period, the Principal Shareholders shall have the right to nominate one Shareholder Nominee, unless one Shareholder Nominee is then serving in a class of Directors whose term is not expiring at the upcoming annual meeting of shareholders, and the Board shall elect such Shareholder Nominee as a Director (to the extent that no Shareholder Nominee is then serving as a Director) until the next annual meeting of shareholders, and shall nominate and recommend to the Company’s shareholders such Shareholder Nominee for election as a Director of the Company at such next annual meeting of shareholders.

(c)                                  Each Shareholder Nominee nominated pursuant to this Section 4.1 must at all times be reasonably acceptable to the Nominating and Governance Committee of the Board in

accordance with the Company’s director-nominee criteria and qualifications specified in its Nominating Committee Charter, the Certificate of Incorporation, the Bylaws, and the Company’s corporate governance policies and procedures (to the same extent such requirements are applicable to all Directors). The approval of the Nominating and Governance Committee of the Board shall not be unreasonably withheld or delayed, and the Nominating and Governance Committee of the Board shall at all times exercise its approval rights equitably among all Board nominees and in the best interests of the Company and in accordance with its members’ fiduciary duties as Directors. It is acknowledged and agreed that Mr. Tang Chung Yen, Tom, has been determined to be acceptable to the Nominating and Governance Committee of the Board.

(d)                                 During the Effective Period, with respect to each Shareholder Nominee nominated for election at any meeting of the Company’s shareholders at which Directors are to be elected who satisfies the requirements set forth in Section 4.1(c), the Company will use its commercially reasonable efforts to cause the election of such Shareholder Nominee as a Director of the Company by including his or her name in any proxy materials prepared by or on behalf of the Company and recommending that the shareholders of the Company vote to elect such Shareholder Nominee as a Director of the Company. The Company acknowledges and agrees that it will use, at a minimum, such efforts to the same extent and degree as the efforts the Company uses to nominate and recommend for election other Board nominees as Directors; provided, however, nothing in this Section 4.1(d) shall require the Company to adjourn or postpone any meeting of shareholders at which Directors are to be elected or take extraordinary solicitation or recommendation efforts if such actions are not similarly taken with regard to the other Board nominees for election to the Board, including that the Company will not be obligated to pay any costs associated with such extraordinary efforts (other than any costs the Company pays with respect to other Board nominees) with regard to the election of such Shareholder Nominee as a Director.

(e)                                  During the Effective Period the Principal Shareholders shall have the right, upon written notice delivered to the Company, to request that the Nominating and Governance Committee of the Board refrain from nominating the Shareholder Nominee for election as a Director at the next meeting of the shareholders of the Company at which the Directors in the class of Directors in which the Shareholder Nominee currently sits are to be elected. Upon the receipt of such notice, the Nominating and Governance Committee of the Board shall refrain from nominating such Shareholder Nominee for election as a Director at such meeting, and Principal Shareholders shall have the right to nominate a replacement Shareholder Nominee for election at such meeting, in accordance with and subject to the provisions of Section 4.1(h).

(f)                                   Any Shareholder Nominee elected by the shareholders of the Company or the Board shall execute and deliver, and Mr. Tang and/or the Principal Shareholders (as the case may be) shall obtain from such Shareholder Nominee, an irrevocable written resignation from the Board binding in accordance with Section 141(b) of the DGCL and the Bylaws, conditioned and effective immediately upon the Principal Shareholders and their respective Affiliates ceasing to Beneficially Own shares of Company Common Stock representing at least 9.9% of the Total Voting Power.

(g)                                  From and after the Closing Date, if at any time the Principal Shareholders and their respective Affiliates do not Beneficially Own shares of Company Common Stock representing at least 9.9% of the Total Voting Power, and the Shareholder Nominee shall not have otherwise resigned in accordance with Section 4.1(f), then Mr. Tang and the Principal Shareholders shall use commercially reasonable efforts to cause the Shareholder Nominee to resign from or vacate the Board. In the event of a Shareholder Nominee resignation pursuant to Section 4.1(f) or this Section 4.1(g), the resulting vacancy shall be filled by a Director recommended by the Nominating and Governance Committee of the Board in accordance with the Company’s director-nominee criteria and qualifications specified in its Nominating Committee Charter, the Certificate of Incorporation, the Bylaws, and the Company’s corporate governance policies and procedures.

(h)                                 During the Effective Period, upon the death, resignation, retirement or removal from office of any Shareholder Nominee, or the failure of the Nominating and Governance Committee of the Board to nominate any Shareholder Nominee for election as a Director at any meeting of shareholders of the Company at which Directors are to be elected (including pursuant to a request by the Principal Shareholders pursuant to Section 4.1(e)), then (i) the Board shall not reduce the number of Company directorships to eliminate the vacancy created thereby, (ii) the Principal Shareholders shall have the right to nominate a replacement Shareholder Nominee (who must satisfy the requirements set forth in Section 4.1(c)), and (iii) (A) if such vacancy was caused by the death, resignation, retirement or removal from office of such Shareholder Nominee prior to the expiration of his or her term as a Director, the Board shall take such actions necessary to promptly elect such replacement Shareholder Nominee as a Director to fill such vacancy or (B) if such vacancy was caused by the failure of the Nominating and Governance Committee of the Board to nominate such Shareholder Nominee for election as a Director at any meeting of shareholders at which such Shareholder Nominee’s term as a Director is set to expire (including pursuant to a request by the Principal Shareholders pursuant to Section 4.1(e)), the Company will use its commercially reasonable efforts to cause the election of such replacement Shareholder Nominee as a Director of the Company in accordance with Section 4.1(d).

(i)                                     Without limiting any of the other provisions of Section 4.1, during the Effective Period, the Principal Shareholders shall have the right to nominate a replacement Shareholder Nominee, for a Shareholder Nominee nominated and elected in accordance with this Section 4.1 at the expiration or termination of such Shareholder Nominee’s term. Each such replacement Shareholder Nominee being nominated must satisfy the requirements set forth in Section 4.1(c), and the Company will use its commercially reasonable efforts to cause the election of such replacement Shareholder Nominee as a Director of the Company in accordance with Section 4.1(d).

(j)                                    Without limiting any of the other provisions of Section 4.1, during the Effective Period, in the event any Shareholder Nominee is required to submit his or her resignation to the Chairman of the Board for consideration by the Nominating and Governance Committee of the Board, or any notice of resignation previously submitted to the Board by such Shareholder Nominee becomes effective, in either case as a result of failing to obtain the requisite Company shareholder votes for election as Director pursuant to any provision of the Certificate of Incorporation or Bylaws or pursuant to any Applicable Law, in each case concerning non-plurality voting in the election of Directors, and, if required pursuant to such Certificate of Incorporation or Bylaw provision or Applicable Law, the Nominating and Governance Committee of the Board makes a recommendation to the Board concerning the acceptance or rejection of such resignation and the Board decides to accept such Shareholder Nominee’s resignation, then (i) the Board shall not reduce the number of Company directorships to eliminate the vacancy created thereby, (ii) the Principal Shareholders shall have the right to nominate a replacement Shareholder Nominee (who must satisfy the requirements set forth in Section 4.1(c)), and (iii) the Board shall take such actions necessary to elect such replacement Shareholder Nominee as a Director to fill such vacancy.

(k)                                 The Company shall enter into indemnification agreements and maintain Directors and Officers liability insurance for the benefit of each Shareholder Nominee elected to the Board with respect to all periods during which such Shareholder Nominee is a Director, on terms, conditions and amounts as is reasonably prudent and customary for directors and officers of Delaware corporations listed on the Nasdaq Global Market and the business in which the Company and its Subsidiaries are engaged, and on the same terms and conditions as such indemnification and insurance is provided to the other members of the Board, and shall use commercially reasonable efforts to cause such indemnification and insurance to be maintained in full force and effect. The Company shall provide such Shareholder Nominee with all benefits (including all fees and entitlements) on substantially the same terms and conditions as are provided to other members of the Board performing similar roles.

Section 4.2.                                 Company Board Committee Representation. From and after the Closing Date, membership on any committee of the Board (including, without limitation, the Nominating and Governance Committee of the Board, Audit Committee and Compensation Committee) shall be as determined by the Board (or as otherwise specified in the charter for such committee), and, to the extent applicable, subject to the requirements of the Special Security Agreement.

Section 4.3.                                 Board Representation of Asian Holdco and Asian PCB Entities; Governance.

(a)                                 The parties hereby agree that during the Effective Period, a majority of the directors constituting the board of directors of Asian Holdco shall be nominees of the Principal Shareholders, and all of the other directors constituting such boards shall be nominated by the Nominating and Governance Committee of the Board. In furtherance thereof, on the Closing Date, the parties hereto shall take all action necessary to (i) either increase the total number of directors constituting the board of directors of Asian Holdco or cause the removal or resignation of directors thereon so that upon such increase and such removals and resignations, as applicable, each of such boards shall consist of a total of five directors, (ii) elect three nominees of the Principal Shareholders to serve as directors on such board (each a “Shareholder Asian Holdco Nominee” and, collectively, the “Shareholder Asian Holdco Nominees”) and (iii) elect two nominees of the Nominating and Governance Committee of the Board to serve as directors on such board (each a “Board Asian Holdco Nominee” and, collectively, the “Board Asian Holdco Nominees”). The Principal Shareholders shall have the right, upon written notice to delivered to the Company, to request that any Shareholder Asian Holdco Nominee be removed as a director of Asian Holdco. Upon the receipt of such notice, the Company shall cause such Shareholder Asian Holdco Nominee to be removed as a director of the Asian Holdco.

(b)                                 The parties hereby agree that during the Effective Period, at least a majority of the directors constituting the board of directors of the Asian PCB Entities shall be nominees of the Principal Shareholders. In furtherance thereof, on the Closing Date, the parties hereto shall use commercially reasonable efforts to, to the extent permitted by Applicable Law and the organizational documents of the applicable Asian PCB Entity, (i) increase the total number of directors constituting the board of directors of the Asian PCB Entities or cause the removal or resignation of directors thereon and (ii) elect (or cause to be elected) the nominees of the Principal Shareholders to serve as directors on such board, which nominees shall constitute at least a majority of the directors on such board (each a “Asian PCB Nominee” and, collectively, the “Asian PCB Nominees”). The Principal Shareholders shall have the right, upon written notice delivered to the Company, to request that any Asian PCB Nominee be removed as a director of the applicable Asian PCB Entity. Upon the receipt of such notice, the Company shall cause such Asian PCB Nominee to be removed as a director of the applicable Asian PCB Entity.

(c)                                  During the Effective Period, upon the death, resignation, retirement or removal from office of any Shareholder Asian Holdco Nominee or Asian PCB Nominee, the Principal Shareholders shall be entitled promptly to nominate a replacement Shareholder Asian Holdco Nominee or Asian PCB Nominee, as applicable, who meets the qualifications of a director of Asian Holdco or the applicable Asian PCB Entity, and the parties shall to the fullest extent permitted by Applicable Law, take all action necessary to cause the election of such replacement Shareholder Asian Holdco Nominee or Asian PCB Nominee as a director of Asian Holdco or the applicable Asian PCB Entity.

(d)                                 From and after the Closing Date, upon the death, resignation, retirement or other removal from office of any Board Asian Holdco Nominee, the Nominating and Governance Committee of the Board shall be entitled promptly to nominate a replacement Board Asian Holdco Nominee who meets the qualifications of a director of Asian Holdco, and the parties shall use their respective commercially reasonable efforts to elect or cause the election of such replacement Board Asian Holdco Nominee as a director of Asian Holdco, to the extent permitted by and subject to the requirements under Applicable Law.

(e)                                  All Shareholder Asian Holdco Nominees and Asian PCB Nominees elected pursuant to this Section 4.3 shall execute and deliver, and a Principal Shareholder shall obtain from all such Shareholder Asian Holdco Nominees and Asian PCB Nominees, an irrevocable written resignation from the board of directors of Asian Holdco and the Asian PCB Entities, as applicable, conditioned and effective immediately upon the Principal Shareholders and their respective Affiliates ceasing to Beneficially Own shares of Company Common Stock representing at least 9.9% of the Total Voting Power.

(f)                                   From and after the Closing Date, if at any time the Principal Shareholders and their respective Affiliates do not Beneficially Own shares of Company Common Stock representing at least 9.9% of the Total Voting Power, and any Shareholder Asian Holdco Nominee or Asian PCB Nominee shall not have otherwise resigned in accordance with Section 4.3(e), then the Principal Shareholders shall use commercially reasonable efforts to cause all of such Shareholder Asian Holdco Nominees and Asian PCB Nominees to resign and vacate the board of each of Asian Holdco and the applicable Asian PCB Entities. In the event of a resignation of a Shareholder Asian Holdco Nominee or Asian PCB Nominee pursuant to this Section 4.3(f), the resulting vacancies shall be filled by a director recommended by the Nominating and Governance Committee of the Board.

(g)                                  The parties hereto acknowledge and agree that from and after the Closing Date, none of the Subsidiaries of Asian Holdco or Asian PCB Entities shall enter into or effectuate any of the following actions without the prior approval of the Board at a meeting with respect to which such transaction was specifically described in a written notice of meeting duly provided to the Directors in accordance with the Certificate of Incorporation and the Bylaws, as applicable, and Applicable Law:

(i)                                     the annual budget and business plans, including annual capital expenditures and compensation programs, including, without limitation, base salary and incentive compensation levels for any key employee of any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco, in each case who is required to report directly to the chief executive officer of Asian Holdco or the chief executive officer of the Company (collectively, the “Key Employees”);

(ii)                                  the hiring, promotion and termination of employment of any Key Employees;

(iii)                               any merger, consolidation, reorganization, recapitalization or restructuring or similar business combination involving any Asian PCB Entity or Subsidiary of Asian Holdco;

(iv)                              any sale of assets by any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco, in one or a series of related transactions in any twelve-month period, in any such case of an aggregate value of over $30,000,000, excluding sales (including sales of inventory) in the ordinary course of business of such Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco;

(v)                                 any strategic alliance, joint venture or other similar transaction involving any Asian PCB Entity or Subsidiary of Buyer, other than transactions in the ordinary course of business of such entity, as applicable;

(vi)                              the pursuit by any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco of a line of business that is materially different from the lines of business of such entity is engaged in immediately prior to the Closing Date;

(vii)                any material restatement, modification or amendment of the Organizational Documents of Asian Holdco;

(viii)             any financing transactions (whether debt or equity) of a value over $30,000,000 involving any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco, any incurrence, assumption or guarantee, or any cancellation of any indebtedness of a value over

$30,000,000 of any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco, or the declaration of any dividends or other distributions in respect of the Capital Stock of any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco (other than to the Company or any of its Subsidiaries);

(ix)                              prior to taking any action, or omitting to take any action, to the extent that such action or omission would not comply with legal or financial reporting requirements applicable to any Asian PCB Entity, Asian Holdco, or any Subsidiary of Asian Holdco, in each case under material Applicable Law, provided that without limiting the generality of the foregoing, the following shall be deemed to be material Applicable Law: reporting requirements under the Securities Act and the Exchange Act, and reporting requirements under applicable rules and regulations of the United States Department of Defense, the Sarbanes-Oxley Act of 2002 and any national securities exchange on which the Company Common Stock is then listed for trading or quoted;

(x)                                 any filing by any Asian PCB Entity, Asian Holdco or Subsidiary of Buyer of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under any insolvency law, or the filing an answer consenting to or acquiescing in any such petition, or the making of any general assignment for the benefit of its creditors of all or substantially all of such entity’s assets;

(xi)                              any (i) payment, discharge, settlement or satisfaction of any claims, actions, litigations, arbitrations, disputes or other proceedings (absolute, accrued, asserted, contingent or otherwise) involving any Asian PCB Entity, Asian Holdco or Subsidiary of Asian Holdco, in each case in an amount over $5,000,000, or (ii) the commencement of any claims, actions, litigations, arbitrations, disputes or other proceedings by any Asian PCB Entity or Subsidiary of Asian Holdco where the amount in dispute is over $5,000,000, in each case excluding actions taken in the ordinary course of business; and

(xii)                           any material changes relating to any taxes, tax returns or method of accounting or accounting practices or tax accounting of any Asian PCB Entity or Subsidiary of Buyer.

(h)                                  The parties shall use their respective commercially reasonable efforts to obtain, within 10 days hereof, from financially sound and reputable insurers, Directors and Officers liability insurance on, and shall cause Asian Holdco or the applicable Asian PCB Entity to enter into indemnification agreements with, each of the Shareholder Asian Holdco Nominees, the Board Asian Holdco Nominees and the Asian PCB Nominees, in each case with respect to all periods during which such person is a director of Asian Holdco or the applicable Asian PCB Entity, on terms, conditions and amounts as is reasonably prudent and customary for directors and officers of Subsidiaries of Delaware corporations listed on the Nasdaq Global Market and the businesses in which Asian Holdco, the Asian PCB Entities and other Subsidiaries of Asian Holdco are engaged, and on the same terms and conditions as such indemnification and insurance is provided to the other members of the respective boards, and shall use their commercially reasonable efforts to cause such indemnification and insurance policies to be maintained. Asian Holdco and the Asian PCB Entities shall provide the Shareholder Asian Holdco Nominees, the Board Asian Holdco Nominees and the Asian PCB Nominees with all benefits (including all fees and entitlement) as are provided to other members of the respective board performing similar roles.

Section 4.4.                                 Vote Required for Board Action; Board Quorum. Any determination or other action of or by the Board (other than action by unanimous written consent in lieu of a meeting) shall require the affirmative vote or consent, at a meeting at which a quorum is present, of a majority of Directors present at such meeting. A quorum for any meeting of the Board shall require the presence of a majority of the total number of Directors then in office (including the presence of at least one Outside Director).

Section 4.5.                                 Voting Arrangements.

(a)                                 Notwithstanding anything to the contrary in this Agreement (including Section 2.2), during the Effective Period, the Principal Shareholders shall vote or act by written consent with respect to all Voting Securities Beneficially Owned by them against the approval or adoption of all proposals and matters (including, without limitation, all Prohibited Actions) that would, if approved or adopted, have the effect of circumventing or rendering ineffective any provision of this Agreement, except as otherwise expressly provided in this Section 4.5.

(b)                                 Notwithstanding anything to the contrary in this Agreement (including Section 2.2), during the Effective Period, at all times when any provision of the Certificate of Incorporation or Bylaws or any provision of Applicable Law, in each case concerning non-plurality voting in the election of Directors, and any related director resignation policies or procedures are applicable to the Company, with respect to each election of Directors (except for the election of the Shareholder Nominee as a Director), the Principal Shareholders shall, and shall cause each of their respective Affiliates to, vote or, to the extent applicable, act, by written consent with respect to all of the Voting Securities Beneficially Owned by them in direct proportion to the votes cast or written consents delivered by all other holders of Voting Securities who are not Affiliates of the Company with respect to each of the Director nominees recommended by the Nominating and Governance Committee of the Board and nominated by the Board.

(c)                                  Notwithstanding anything to the contrary in this Agreement (including Section 2.2), during the Effective Period, with respect to each of the matters set forth below that is submitted to the shareholders of the Company for approval or adoption under Applicable Law and/or the Company’s Certificate of Incorporation and Bylaws, (x) the Principal Shareholders and their respective Affiliates may vote or act by written consent with respect to all of the Voting Securities Beneficially Owned by them up to the Maximum Unrestricted Voting Percentage in their sole discretion “for” or “against” or “abstaining” from the resolution on such matters and (y) the Principal Shareholders shall, and shall cause each of their respective Affiliates to vote or, to the extent applicable, act, by written consent with respect to all of the Voting Securities Beneficially Owned by them in excess of the Maximum Unrestricted Voting Percentage only in direct proportion to the votes cast or written consents delivered by all other holders of Voting Securities who are not Affiliates of the Company on such matter:

(i)                                     any Business Combination that has been approved or recommended by a majority of the Board;

(ii)                                  any transaction or approval brought before the holders of Company Common Stock which would involve the Company changing the nature of its business as conducted on the date hereof;

(iii)                               any increase in the number of shares of Capital Stock of the Company authorized in the Certificate of Incorporation, or the creation of any new class or series of Capital Stock of the Company which increase or creation requires the approval or adoption of the shareholders of the Company under Applicable Law or the Certificate of Incorporation or Bylaws, in any such case to the extent such increase or creation is in connection with any Business Combination or anti-takeover matter approved by a majority of the Board;

(iv)                              any issuance of equity securities of the Company in one transaction or a series of related transactions that requires the approval of the shareholders of the Company under Applicable Law and/or the Certificate of Incorporation or Bylaws, to the extent such issuance is in connection with any Business Combination, or anti-takeover matter approved by a majority of the Board; and

(v)                                 any amendment of the Company’s Certificate of Incorporation or Bylaws relating to any of the matters referred to on Schedule 2.2(a)(ii) hereto that is either proposed or recommended and approved by the Board.

(d)                                 Notwithstanding anything to the contrary in this Agreement (including Section 2.2), the Principal Shareholders and their Affiliates may vote, act by written consent, initiate, make, propose or participate in any manner any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) or consents or authorizations with respect to any Voting Securities, whether subject to or exempt from Regulation 14A under the Exchange Act, or advise, encourage or influence any Person with respect to the voting of any Voting Securities, in each case with respect to the matters relating to the rights of the Principal Shareholders set forth in this Article IV, including (i) the election of the Shareholder Nominee as a Director or the removal of the Shareholder Nominee from the Board and (ii) any amendment of the Company’s Certificate of Incorporation or Bylaws that would, if approved or adopted, have the effect of circumventing or rendering ineffective any rights of the Principal Shareholders under this Agreement (it being acknowledged and agreed that the mere proposed adoption or repeal by the Directors of any of the Certificate of Incorporation or Bylaw provisions set forth on Schedule 2.2(a)(ii) hereto or the incurrence of any debt or the creation or authorization of any class or series of Capital Stock of the Company, in and of itself, shall not be deemed to have the effect of circumventing or rendering ineffective any rights of the Principal Shareholders under this Agreement).

(e)                                  Subject to the prohibitions set forth in Section 2.2, Section 2.3 and this Section 4.5, the Principal Shareholders may at their option, vote or act by written consent with respect to all of the shares of Voting Securities Beneficially Owned by them in their sole discretion with respect to all other matters.

(f)                                   During the Effective Period, other than with respect to any Prohibited Actions, or any other proposal or matter that would, if approved or adopted, have the effect of circumventing or rendering ineffective any provision of this Agreement, the Principal

Shareholders shall be present in person or represented by proxy or corporate representative at all annual and special meetings of shareholders of the Company to the extent necessary so that all Voting Securities Beneficially Owned by them shall be counted as present for the purpose of determining the presence of a quorum at such meeting and to vote such shares to the extent required in accordance with this Section 4.5.

(g)                                  During the Effective Period, the Board shall not, and shall not recommend or propose to the shareholders of the Company to, approve or adopt any amendment of the Company’s Certificate of Incorporation or Bylaws, or take any other actions that would, if approved or adopted, have the effect of circumventing or rendering ineffective any rights of the Principal Shareholders under this Agreement (it being hereby acknowledged and agreed that the proposed adoption or repeal by the Directors of any of the Certificate of Incorporation or Bylaw provisions set forth on Schedule 2.2(a)(ii) hereto or the incurrence of any debt or the creation or authorization of any class or series of Capital Stock of the Company, in and of itself, shall not be deemed to have the effect of circumventing or rendering ineffective any rights of the Principal Shareholders under this Agreement).

(h)                                 Notwithstanding any other provisions in this Agreement, the Principal Shareholders shall vote all Voting Securities held by them to make any changes as are necessary or desirable to amend the Certificate of Incorporation and Bylaws of the Company to remove any inconsistency between such documents and the provisions of this Agreement.

ARTICLE V
MISCELLANEOUS

Section 5.1.                                 Non-Contravention. Each party represents and warrants that he, she or it has not granted and is not a party to any proxy, voting trust or other agreement that is inconsistent with or conflicts with any provision of this Agreement. Each party that is not a natural Person represents and warrants that the execution, delivery and performance by such party of its respective obligations under this Agreement do not conflict with or violate any provision of the Organizational Documents of such party.

Section 5.2.                                 Non-Compete.

(a)                                 Subject to Section 5.2(b) and Section 5.4, Mr. Tang, Tang Siblings, Seller, Seller Parent and other Principal Shareholders agree that for the period commencing on the Closing Date until the earlier of (i) the fifth anniversary of the Closing Date or (ii) the Principal Shareholders and their respective Affiliates or any Group containing one or more Principal Shareholders or their respective Affiliates Beneficially Own shares of Company Common Stock representing less than 9.9% of the Total Voting Power for a period of twelve months, neither they nor any of their controlled Affiliates shall, directly or indirectly (other than as a shareholder of the Company and through designees on the Board or the board of directors of one or more Subsidiaries of the Company or otherwise for the benefit of the Company and its controlled Affiliates), engage in any Competing Activity or own any equity interest in any Person that engages in any Competing Activity. For purposes of this Section 5.2, “Competing Activity” shall mean the business of manufacturing and distributing printed circuit boards and providing related goods and services (including circuit design, quick-turn-around services and drilling and routing services).

(b)                                 Notwithstanding anything in this Section 5.2 to the contrary, neither Mr. Tang, Tang Siblings, Seller, Seller Parent, other Principal Shareholders, nor any of their respective controlled Affiliates (collectively, the “Seller Party Group”) shall be precluded from, directly or indirectly:

(i)                                     owning any equity interest in any Person that engages in a Competing Activity, as a result of or otherwise in connection with: (x) any acquisition transaction in which any Principal Shareholder is acquiring, directly or indirectly, one or more businesses engaged in any activity in addition to a Competing Activity; provided that such Competing Activity by value is less than 25% of the value of the business or businesses being acquired; or (y) the enforcement of a security interest held as a result of engaging in an otherwise permissible activity; provided, that the Seller Party Group shall, as soon as reasonably practicable after acquiring the assets constituting the Competing Activity or secured by such security interest, and on a basis consistent with maximizing value in the ordinary course of business, use commercially reasonable efforts to divest itself of such assets, unless the Seller Party Group would otherwise not be prohibited from holding such assets pursuant to this Section 5.2;

(ii)                                  engaging, or owning an interest, in any type of business other than a Competing Activity that any member of the Seller Party Group is engaged in as of the date of the Stock Purchase Agreement (regardless of the legal form or Person through which such business may be conducted from time to time), including, without limitation, the Laminate Business (as defined in the Stock Purchase Agreement); or

(iii)                               without prejudice to and without limiting sub-section (ii) above, owning any Capital Stock in any Person that engages in a Competing Activity in the ordinary course of business of any member of the Seller Party Group; provided, that such Capital Stock constitutes less than 5% of the Capital Stock of such Person, and such Capital Stock is listed on a securities exchange or a stock exchange in any jurisdiction.

Section 5.3.                                 Non-Solicitation. Subject to Section 5.4, each of Mr. Tang, Tang Siblings, Seller, Seller Parent and the Principal Shareholders agrees that, except to the extent as may violate Applicable Law, for the period commencing on the Closing Date and expiring on the thirty-sixth month anniversary of the Closing Date, without the prior written consent of the Company, neither it nor any of its Affiliates shall, directly or indirectly (other than on behalf of the Company or one of its controlled Affiliates), (i) solicit or recruit for employment or any similar arrangement any management level employee of a Transferred Entity designated as a manager on the Closing Date (each, a “Manager”), (ii) hire or assist any other Person in hiring any such Manager or (iii) solicit or encourage any such Managers to leave such Manager’s employment; provided, however, that this Section 5.3 (x) shall not apply to Managers who have not been employed by the Company or any of its controlled Affiliates (including the Transferred Entities) at any time during the sixth month prior to the applicable inducing, encouraging, soliciting or hiring, (y) shall not apply to Persons whose employment was terminated by the Company or any of its controlled Affiliates and (z) shall not prohibit general solicitations for employment through advertisements or other means (including the hiring of any Person resulting therefrom that is not known to be a Manager, to the extent the solicitation is non-targeted).

Section 5.4.                                 Termination. This Agreement shall terminate and be of no further force or effect (except for Section 2.3, this Section 5.4, Sections 5.15 through 5.18 and the obligations of the parties contained in Section 5.2 (Non-Compete) and Section 5.3 (Non-Solicitation), which obligations shall survive subject to the terms set forth therein) (i) upon the unanimous written consent of the parties hereto, (ii) automatically and without any further action by the parties hereto upon the dissolution of the Company in accordance with Applicable Law, or (iii) automatically and without any further action by the parties hereto upon the earlier of (A) the 181st day next following the time when the Principal Shareholders and their respective Affiliates or any Group containing one or more Principal Shareholders or their respective Affiliates Beneficially Own shares of Company Common Stock representing less than 9.9% of the Total Voting Power or (B) the occurrence of a Change of Control Event (to the extent that CFIUS shall not have objected to or taken any action to block or enjoin such termination within 30 days following the occurrence of such Change of Control Event). Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated upon the occurrence of a Change of Control Event in accordance with this Section 5.4, the restrictions on Transfer in Section 3.2(c) shall also survive such termination. This Agreement shall terminate and be of no further effect with respect to a party (other than Mr. Tang, the Tang Siblings or the Company) when it ceases to be a Principal Shareholder. Nothing in this Section 5.4 shall be deemed to release any party from any liability for any fraud or willful breach of this Agreement occurring prior to the termination hereof or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

Section 5.5.                                 Representations of the Company. The Company hereby represents and warrants to the Principal Shareholders and Tang Siblings that (i) this Agreement has been duly and validly authorized by the Company and all necessary and appropriate action has been taken by the Company to execute and deliver this Agreement and to perform its obligations hereunder and (ii) this Agreement has been duly and validly executed and delivered by the Company and assuming the due authorization and valid execution and delivery by the other parties hereto, this Agreement is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles.

Section 5.6.                                 Representations of the Principal Shareholders. Each of the Principal Shareholders hereby represents and warrants to the Company that (i) this Agreement has been duly and validly authorized by it and all necessary and appropriate action has been taken by such Principal Shareholder to execute and deliver this Agreement and to perform its obligations hereunder and (ii) this Agreement has been duly and validly executed and delivered by such Principal Shareholder and assuming the due authorization and valid execution and delivery by the other parties hereto, this Agreement is a valid and binding obligation of such Principal Shareholder, enforceable against such Principal Shareholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles.

Section 5.7.                                 Representations of Mr. Tang and the Tang Siblings. Each of Mr. Tang and the Tang Siblings hereby represents and warrants to the Company that (i) he or she has full legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder and (ii) assuming the due authorization and valid execution and delivery by the other parties hereto, this Agreement is a valid and binding obligation of Mr. Tang and such Tang Sibling, enforceable against him or her in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles. If Mr. Tang or such Tang Sibling is married, and Mr. Tang or such Tang Sibling needs spousal or other approval for this Agreement to be valid and binding, the execution and delivery of this Agreement and the performance of his obligations hereunder have been duly authorized by Mr. Tang’s or such Tang Sibling’s spouse.

Section 5.8.                                 Ownership Information. For purposes of this Agreement, all determinations of the amount of outstanding Capital Stock of the Company shall be based on information set forth in the most recent quarterly or annual report, and any current report subsequent thereto, filed by the Company with the Commission, unless the Company shall have updated such information by delivery of written notice to Mr. Tang.

Section 5.9.                                 Savings Clause. No provision of this Agreement shall be construed to require any party or its Affiliates to take any action that would violate any Applicable Law.

Section 5.10.                          Amendment and Waiver. Except as otherwise provided herein, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto at the relevant time. No modification, amendment or waiver of any provision of this Agreement, and no giving of any consent provided for hereunder, in either case, with respect to the Company shall be effective unless such modification, amendment, waiver or consent is approved by a majority of the Directors and with respect to the Principal Shareholders (other than Mr. Tang), unless signed by each Principal Shareholder which at the relevant time is a party hereto, with respect to Mr. Tang, signed by Mr. Tang and with respect to a Tang Sibling, signed by such Tang Sibling. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 5.11.                          Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

Section 5.12.                          Entire Agreement. Except as otherwise expressly set forth herein, this Agreement, the Stock Purchase Agreement and the other Ancillary Agreements (as defined in the Stock Purchase Agreement), together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto or delivered in connection herewith or therewith, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and, except in the case of fraud, supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 5.13.                          Successors and Assigns. Except as expressly provided in and in accordance with Section 3.2, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties (which, in the case of the Company’s consent, shall require approval of a majority of the Directors), and any attempt to make any such assignment without such consent shall be null and void; provided that a Principal Shareholder shall be entitled to assign or partially assign (for partial Transfers) its rights related to the shares of Company Common Stock it Transfers to any Affiliate Transferee of such shares of Company Common Stock, in accordance with Section 3.2. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors (including any executor or administrator of a party’s estate) and permitted assigns.

Section 5.14.                          Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

Section 5.15.                          Remedies.

(a)                                 Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that each and every one of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that, in addition to, and without limiting, any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically each and every one of the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b)                                 All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 5.16.                          Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to the Company:

TTM Technologies, Inc.
2630 South Harbor Blvd.
Santa Ana, California 92704
Telephone: (714) 327-3048

Facsimile: (714) 432-7234
Email: kalder@ttmtech.com
Attention: Kent Alder

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP
2375 East Camelback Road
Suite 700
Phoenix, Arizona 85016
Telephone: (602) 445-8000
Facsimile: (602) 445-8100
E-mail: blaneyb@gtlaw.com

Attention: Brian Blaney, Esq.

and

Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, New York 10166
Telephone: (212) 801-9200
Facsimile: (212) 801-6400

E-mail: neimethc@gtlaw.com
marsicoa@gtlaw.com

Attention: Clifford E. Neimeth, Esq.
     Anthony J. Marsico, Esq.

If to the Mr. Tang and/or the Principal Shareholders:

Mr. Tang Hsiang Chien
Flat B, 6th Floor,
20 Fa Po Street,
Yau Yat Chuen, Kowloon,
Hong Kong
Telecopy: +852-2660-1908
Email: vivien.lee@meadvillegroup.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen’s Road Central
Hong Kong
Telephone: +852-3740-4703
Facsimile: +852-3740-4727

E-mail: jonathan.stone@skadden.com
Attention: Jonathan Stone, Esq.

If to the Tang Siblings:

Mr. Tang Chung Yen, Tom
House 58, Sunderland,
1 Hereford Road,
Kowloon Tong, Kowloon,
Hong Kong
Telecopy: +852-2660-1908
E-mail: tom.tang@meadvillegroup.com

Ms. Tang Ying Ming, Mai
Flat B, 6th Floor, 20 Fa Po Street,
Yau Yat Chuen, Kowloon,
Hong Kong
Telecopy: +852-2660-1908
E-mail: mai.tang@meadvillegroup.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen’s Road Central
Hong Kong
Telephone: +852-3740-4703
Facsimile: +852-3740-4727
E-mail: jonathan.stone@skadden.com
Attention: Jonathan Stone, Esq.

All such notices or communications shall be deemed to have been delivered and received: (a) if delivered in person, on the day of such delivery, (b) if by facsimile, on the day on which such facsimile was sent; provided, that an appropriate electronic confirmation or answerback is received, or (c) if by a recognized next day courier service, on the first Business Day following the date of dispatch. Each notice, written communication, certificate, instrument and other document required to be delivered under this Agreement shall be in the English language, except to the extent that such notice, written communication, certificate, instrument and other document is required by Applicable Law to be in a language other than English.

Section 5.17. Governing Law. THIS AGREEMENT, THE LEGAL RELATIONSHIP BETWEEN THE PARTIES AND THE ADJUDICATION AND THE ENFORCEMENT HEREOF AND THEREOF, SHALL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL, SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN

THAT JURISDICTION, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW RULES AND PRINCIPLES THEREOF.

Section 5.18. Consent to Jurisdiction.

(a)                                 Each party to this Agreement, by its execution hereof, hereby:

(i)                                     irrevocably and unconditionally submits to the exclusive jurisdiction in the Court of Chancery of the State of Delaware or any federal court of the United States located in the State of Delaware, for the purpose of any and all actions, suits or proceedings arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof;

(ii)                                  waives to the extent not prohibited by Applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court, and

(iii)                               agrees not to commence any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of forum non conveniens or otherwise.

(b)                                 The Principal Shareholders hereby irrevocably and unconditionally designate, appoint, and empower The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, as their respective designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against the Principal Shareholders in any such United States federal or state court with respect to their obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Principal Shareholders agree to designate a new designee, appointee and agent in the State of Delaware on the terms and for the purposes of this Section 5.18 reasonably satisfactory to the Company. The Principal Shareholders further hereby irrevocably consent and agree to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Principal Shareholders by serving a copy thereof upon the relevant agent for service of process referred to in this Section 5.18 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) or by sending copies thereof by a recognized next day courier service to the Principal Shareholders, as applicable, at their address specified in or designated pursuant to this Agreement. The Principal Shareholders agree that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

Section 5.19.                          Shareholder Capacity. Each Principal Shareholder executes this Agreement solely in its capacity as a shareholder of the Company, and nothing in this Agreement shall limit or restrict any Principal Shareholder or any of its Affiliates who is or becomes during the term hereof a member of the Board, or a member of the board of directors of Asian Holdco or any Asian PCB Entity, from acting, omitting to act or refraining from taking any action, solely in such Person’s capacity as a member of the Board, or a member of the board of directors of Asian Holdco or any Asian PCB Entity, in each case, consistent with his fiduciary duties in such capacity under Applicable Law.

Section 5.20.                          Methodology for Calculations. For purposes of calculating the Total Voting Power and the total outstanding Voting Securities Beneficially Owned by any Person as of any date, any shares of Capital Stock of the Company, Company Common Stock or Voting Securities (i) held in the Company’s treasury or belonging to any subsidiaries of the Company which are not entitled to be voted or counted for purposes of determining the presence of a quorum pursuant to Section 160(c) of the DGCL or (ii) issued pursuant to a plan or trust or similar Buyer Benefit and Compensation Arrangement in respect of which voting is controlled by the Company or any of its Subsidiaries, shall be disregarded.

Section 5.21.                          Further Assurances.

(a)                                 Following the Closing Date, upon the reasonable request of any party or parties hereto, the other parties hereto, as the case may be, agree to promptly execute and deliver such further instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as may be requested to effectuate the purposes of this Agreement.

(b)                                 In the event of any inconsistency between the provisions of this Agreement and the Certificate of Incorporation and Bylaws of the Company or any Organizational Documents of any of Asian Holdco, the Asian PCB Entities or Subsidiaries of Asian Holdco, the provisions of this Agreement shall prevail as between the parties only, who hereby undertake to take such steps as may be necessary or desirable to amend the Certificate of Incorporation and Bylaws of the Company or any Organizational Documents of any of Asian Holdco, the Asian PCB Entities or Subsidiaries of Asian Holdco, as applicable, to remove such conflict to the fullest extent permitted by Applicable Law.

(c)                                  Notwithstanding anything to the contrary in this Agreement, for as long as the Parties are subject to the Special Security Agreement, nothing in this Agreement shall permit or require any of the Parties to act in a manner which contravenes or violates the Special Security Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement as of the date first written above.

TTM TECHNOLOGIES, INC.

By:	/s/ Kenton K. Alder
	Name:	Kenton K. Alder
	Title:	Pres. and CEO

MEADVILLE HOLDINGS LIMITED

By:	/s/ Tang Chung Yen, Tom
	Name:	Tang Chung Yen, Tom
	Title:	Director

SU SIH (BVI) LIMITED

By:	/s/ Tang Ying Ming, Mai
	Name:	Tang Ying Ming, Mai
	Title:	Director

/s/ Tang Hsiang Chien
TANG HSIANG CHIEN

/s/ Tang Chung Yen, Tom
TANG CHUNG YEN, TOM (solely for the purposes of Sections 2.1(g), 2.2(a), 2.2(e), 2.3, 5.1, 5.2, 5.3, 5.7, 5.10, 5.18 and 5.21)

/s/ Tang Ying Ming, Mai
TANG YING MING, MAI (solely for the purposes of Sections 2.1(g), 2.2(a), 2.2(e), 2.3, 5.1, 5.2, 5.3, 5.7, 5.10, 5.18 and 5.21)

[ Signature Page to Shareholders Agreement ]

SCHEDULE 2.2(a)(ii)

1.                                      Board size, composition, and matters relating to staggered Board

2.                                      Director qualifications, nomination and election standards and requirements and resignation standards and requirements

3.                                      Opting into and out of state anti-takeover laws and/or supermajority voting provisions

4.                                      Ability of stockholders to call meetings and location and time of meetings

5.                                      Ability of stockholders to act by written consent in lieu of meetings

6.                                      Voting, cumulative voting, removal of directors and filling of board vacancies (other than with respect to the Shareholder Nominee the Shareholder Asian Holdco Nominees or the Asian PCB Nominees)

7.                                      Requirements to amend and modify bylaws and certificate of incorporation

8.                                      Golden parachutes and executive change-in-control severance agreements and arrangements existing on the date of the Stock Purchase Agreement

9.                                      Shareholder Rights Plans and Poison Pills (and the creation and authorization of new classes and series of capital stock in connection therewith)

10.                               “Advance Notice” provisions for stockholder nominations (regarding director election) and proposals (regarding all other matters)

11.                               Changing jurisdiction of incorporation and reincorporation, to the extent the laws of such new jurisdiction materially weakens the anti-takeover protections of the Company

Execution Copy

FIRST AMENDMENT
TO
SHAREHOLDERS AGREEMENT

This FIRST AMENDMENT TO SHAREHOLDERS AGREEMENT (this “Amendment”), dated as of September 14, 2012, is entered into by and among (i) TTM Technologies, Inc., a Delaware corporation (the “Company”); (ii) Tang Hsiang Chien, an individual residing at Flat 6B, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong (“Mr. Tang”), (iii) Su Sih (BVI) Limited, a corporation organized under the laws of the British Virgin Islands (“SSL”) and wholly owned by Mr. Tang, (iv) Tang Chung Yen, Tom, an individual residing at House 58, Sunderland, 1 Hereford Road, Kowloon Tong, Kowloon, Hong Kong, and the son of Mr. Tang (“Tom Tang”), and (v) Tang Ying Ming, Mai, an individual residing at Flat B, 6th Floor, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong, and the daughter of Mr. Tang (“Mai Tang” and, together with Tom Tang, the “Tang Siblings”).

RECITALS

A.                                The Company, Meadville Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“Seller Parent”), Mr. Tang, SSL and the Tang Siblings entered into that certain Shareholders Agreement dated as of April 9, 2010 (the “Original Agreement”).  Seller Parent was dissolved in December 2010 and no longer exists as an entity.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Agreement.

B.                              Pursuant to Section 3.2(c) of the Original Agreement (the “Transfer Restriction”), the Principal Shareholders, on behalf of themselves and their respective Affiliates, agreed to not Transfer any Capital Stock of the Company Beneficially Owned by them if, as a result of such Transfer, the Company would no longer be in compliance with Section 23.16(d) of that certain Credit Agreement dated as of November 16, 2009 relating to the Company’s senior credit facility (“2009 Credit Agreement”).

C.                             The Company contemplates entering into a new credit facility (the “2012 Credit Facility”), pursuant to which the Company will refinance its indebtedness under the 2009 Credit Agreement, on the terms and subject to the conditions set forth in that certain Mandate Letter from The Hong Kong and Shanghai Banking Corporation Limited (“HSBC”), dated as of June 19, 2012, relating to a USD500,000,000 4-year multi-tranche facility for TTM Technologies Enterprises (HK) Limited, Oriental Printed Circuits Limited, OPC Manufacturing Limited, and TTM Technologies China Limited, guaranteed by TTM Technologies (Asia Pacific) Limited, the Company and certain of their other subsidiaries.

D.                              In connection with the 2012 Credit Facility, the parties hereto desire to amend the Original Agreement to modify the Transfer Restriction as described herein, such amendments to be effective as of the closing of the transactions contemplated by the 2012 Credit Facility (the “Closing”).

AGREEMENT

NOW, THEREFORE, in consideration of the promises and mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                               Amendment to Section 1.1 of the Original Agreement.  The definition of “Credit Agreement,” as set forth in Section 1.1 of the Original Agreement, is hereby deleted and replaced in its entirety with the following new definition, effective as of the Closing:

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““Credit Agreement” means the credit, facility and/or other agreements entered into by the Company and certain of the Company’s Subsidiaries and Affiliates as contemplated by that certain Mandate Letter from HSBC to TTM Technologies (Asia Pacific) Limited, dated as of June 19, 2012, relating to a USD500,000,000 4-year multi-tranche facility for TTM Technologies Enterprises (HK) Limited, Oriental Printed Circuits Limited, OPC Manufacturing Limited, and TTM Technologies China Limited, guaranteed by TTM Technologies (Asia Pacific) Limited, the Company and certain of their other Subsidiaries, as any such credit, facility and/or other agreements may be amended, amended and restated, modified, extended, supplemented or replaced (including in connection with any refinancing or refinancing thereof).”

2.                                  Amendment to Section 3.2(c) of the Original Agreement.  Section 3.2(c) of the Original Agreement is hereby deleted and replaced in its entirety with the following new Section 3.2(c), effective as of the Closing:

“(c) The Principal Shareholders shall not, and shall not permit any of their respective Affiliates to, Transfer any Capital Stock of the Company Beneficially Owned by them if, as a result of such Transfer, the Company and/or any of its Subsidiaries or Affiliates would no longer be in compliance with any covenant or provision contained in the Credit Agreement relating to the Principal Shareholders’ and their Affiliates’ minimum Beneficial Ownership of the Company’s Capital Stock; provided, however, that no such covenant or provision shall require the Principal Shareholders and their Affiliates to maintain a minimum Beneficial Ownership of the Company’s Capital Stock in excess of fifteen percent (15%) of the Company’s outstanding Capital Stock; and provided, further, that the restriction in such covenant or provision shall no longer apply on the earliest to occur of (i) the date on which the outstanding loan under the Credit Agreement is repaid in full, discharged, satisfied or refinanced, (ii) upon the expiration of the Credit Agreement, or (iii) the Final Maturity Date (as defined in the Credit Agreement).”

3.                                  Effectiveness. This Amendment shall be effective only upon the Closing.

4.                                  Section Headings.  The section and other headings contained in this Amendment are for reference purposes only and should not affect the meaning or interpretation of any provision of this Amendment.

5.                                 Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed to be the same document.

6.                                  No Other Amendments.  Except as amended herein, all of the terms and conditions of the Original Agreement shall remain in full force and effect in accordance with their terms.

7.                                  Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to its choice of law principles.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

TTM TECHNOLOGIES, INC.:

By:	/s/ Kenton K. Alder
Name:	Kenton K. Alder
Title:

SU SIH (BVI) LIMITED:

By:	/s/ Tang Ying Ming, Mai
Name:	Tang Ying Ming, Mai
Title:	Director

TANG HSIANG CHIEN:

/s/ Tang Hsiang Chien
Tang Hsiang Chien, individually

TANG CHUNG YEN, TOM:

/s/ Tang Chung Yen, Tom
Tang Chung Yen, Tom, individually

TANG YING MING, MAI:

/s/ Tang Ying Ming, Mai
Tang Ying Ming, Mai, individually

[Signature Page to First Amendment to Shareholders Agreement]

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